                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                   ACTV, Inc.
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                  000 88E 10 4
                                 (CUSIP Number)

                                Charles Y. Tanabe
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
          9197 South Peoria Street, Englewood, CO 80112 (720) 875-5440
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 5

Common Stock CUSIP No.  000 88E 10 4

                  (1)      Names of Reporting Persons
                           Liberty Media Corporation

                           I.R.S. Identification Nos. of Above Persons (entities only)
                           84-1288730

                  (2)      Check the Appropriate Box if a Member of a Group

                                    (a)     / /
                                    (b)     / /

                  (3)      SEC Use Only

                  (4)      Source of Funds
                           WC

                  (5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
                           or 2(e)  / /

                  (6)      Citizenship or Place of Organization
                           Delaware

Number of
Shares Beneficially                  (7)    Sole Voting Power                     13,000,000 Shares*
Owned by
Each Reporting Person                (8)    Shared Voting Power                   0 Shares
With
                                     (9)    Sole Dispositive Power                13,000,000 Shares*

                                    (10)    Shared Dispositive Power              0 Shares

                  (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                    13,000,000 Shares*

                  (12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /

                  (13)     Percent of Class Represented by Amount in Row (11)*
                                    28.85%

                  (14)     Type of Reporting Person
                                    CO

* Includes 7,500,000 shares of Common Stock issuable upon exercise of certain warrants. (See Items 3 and 5 herein.)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                                  Statement of

                            LIBERTY MEDIA CORPORATION

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                                   ACTV, Inc.
                         (Commission File No. 001-10377)

ITEM 1.  SECURITY AND ISSUER

         Liberty Media Corporation, a Delaware corporation (the "Reporting Person") hereby amends its Statement on Schedule 13D (the "Statement") with respect to shares (the "Shares") of the Common Stock, par value $.10 per share (the "Common Stock"), of ACTV, Inc. (the "Issuer") beneficially owned by the Reporting Person. The Issuer's principal executive offices are located at 1270 Avenue of the Americas, New York, New York 10020.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In addition to the 2,500,000 Shares of Common Stock held by Reporting Person and previously disclosed in the Statement, the Reporting Person used working capital on June 30, 1999: (i) to purchase 2,500,000 Shares of Common Stock pursuant to a previously existing warrant (the "September Warrant") held by Reporting Person for a total exercise price of $5,000,000; and (ii) to purchase 500,000 Shares of Common Stock and a warrant to purchase 7,500,000 Shares (the "New Warrant") for a combined purchase price of $4,000,000. The New Warrant is divided into three tranches, each for 2,500,000 Shares of Common Stock. The first tranche has an exercise price of $8.00 per Share and is exercisable until March 29, 2000. The second tranche has an exercise price of $13.00 per Share and is exercisable until March 29, 2001. The third tranche has an exercise price of $15.00 per Share and is exercisable until March 29, 2004.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a) of the Statement is hereby replaced in its entirety with the following:


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                                                                     Page 4 of 5

         (a) The Reporting Person presently beneficially owns 13,000,000 Shares of Common Stock which represent approximately 28.85% of the 45,063,269 Shares of Common Stock outstanding as of June 30, 1999 after giving effect to the issuance of 7,500,000 Shares of Common Stock issuable to Reporting Person upon exercise of the New Warrant. The total number of Shares outstanding and the percentage held by the Reporting Person are based on the representations of the Issuer contained in the Securities Purchase Agreement between Reporting Person and the Issuer dated as of March 29, 1999 (the "Securities Purchase Agreement").

                  To the best knowledge of the Reporting Person, none of the persons listed in Schedule 1 or Schedule 2 to the Statement has any interest in any securities of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Issuer and Liberty IATV, Inc., a wholly owned subsidiary of the Reporting Person ("Liberty IATV"), executed the Securities Purchase Agreement pursuant to which the Issuer sold and Liberty IATV purchased 3,000,000 Shares (including 2,500,000 from the September Warrant) of Common Stock and the New Warrant. The Issuer also executed and delivered the New Warrant wherein the Issuer granted the right to purchase an additional 7,500,000 Shares as described herein. These transactions closed on June 30, 1999. Copies of the Securities Purchase Agreement and the New Warrant are incorporated by reference as Exhibits 7(a) and 7(b), respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a) Securities Purchase Agreement dated as of March 29, 1999 between the Issuer and Liberty IATV, Inc.

         (b) Warrant issued by Issuer to Liberty IATV, Inc. dated as of March 29, 1999.


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                                                                     Page 5 of 5


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 8, 1999                             LIBERTY MEDIA CORPORATION


                                         /s/ Gary S. Howard
                                         -------------------------------------
                                         Gary S. Howard
                                         Executive Vice President